

November 19, 2014

Via E-mail
Dean Zanetos
Chief Executive Officer and Chairman
Broadcast 3DTV, Inc.
1020 North Hollywood Way
Suite 120
Burbank, CA 91505

> **Re:** **Broadcast 3DTV, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed November 7, 2014**
> **File No. 024-10422**

Dear Mr. Zanetos:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 1 and we reissue such comment. Pursuant to Section 3(a)(4) of the Securities Exchange Act of 1934, a broker is "any person engaged in the business of effecting transactions in securities for the account of others. As described in page 7 of your listing agreement filed as Exhibit C, ASM provides the following customer services:

   - preparation of all securities registration statements and public offering memorandums;
   - complete drafting of Regulation A registration statement on SEC Form 1-A;
   - complete drafting of Regulation S securities offering;
   - publishing of a company page on the selected market tier that contains all information about the company's stock and offering;

- publishing of a company page for the company's publishing of public reporting requirements; and
- publishing of a secure page for the online execution of a subscription agreement to be completed by a potential investor, and to be executed by two parties: (1) the potential investor, and (2) a member of the company (none of which may be a member of the Alternative Securities Markets Group Corporation).

In addition, your Subscription Agreement indicates that investors should send a check "in the amount of the aggregate purchase price of the Shares" to "Remington Energy Group Corporation, C/O: Alternative Securities Market Group . . ."

Please explain why you believe the activities described above, specifically the publishing of Broadcast 3DTV's company webpage, stock offering, and offering form and the processing of its subscription agreement and receipt of investor checks, do not constitute broker activities, i.e. being "engaged in the business of effecting transactions in securities for the account of others."

2. Please provide a detailed analysis of why the Alternative Securities Markets Group is not an underwriter in connection with your offering. Pursuant to Section 2(a)(11) of the Securities Act of 1933, "[t]he term 'underwriter' means any person who . . . participates or has a direct or indirect participation in [the distribution of any security] . . ." It appears ASM is participating, directly or indirectly, in the offering of your securities. For example, we note disclosure on page 4 that you may issue up to two million shares of common stock to ASM based on the "successful capitalization of the Company" based on the number of shares sold in the offering. Please tell us why you believe this variable compensation, which is linked to the success of the offering, is not underwriting compensation. We also note that ASM prepares the offering statement on Form 1-A on your behalf, accepts subscription agreements and investor questionnaires on your behalf and designed the proposed offering, including the material terms of your convertible preferred securities.

3. Pursuant to Rule 405 promulgated under the Securities Act, by way of Regulation A's Rule 261, "[t]he term promoter includes…[a]ny person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in…organizing the business or enterprise of an issuer…" Please provide us with a detailed analysis of why ASM is not a promoter in connection with this offering, including a discussion of relevant case law and other authority regarding the term "promoter." Your analysis should address ASM's participation in the planning and preparation of the offering, including ASM's role in drafting the offering statement and why you believe the customer services described in comment 1 do not constitute "directly or indirectly tak[ing] initiative in…organizing the business" of Broadcast 3DTV, Inc. Moreover, please explain how you were introduced to ASM and the reasons you decided

to engage in a Regulation A transaction and this particular offering structure, including offering 9% convertible preferred stock units.

Should ASM and, in turn, Mr. Muehler be deemed a promoter of Broadcast 3DTV, Inc., please provide prominent disclosure regarding the California Desist and Refrain Order in the filing. Please also include a risk factor disclosing any potential impact the proceedings could have in preventing the company from selling its securities in California and any other state that recognizes the desist and refrain order.

4. We note your disclosure on page 4 that an investor must submit a Subscription Agreement, Investor Questionnaire and Form W-9 to participate in this offering. According to the Subscription Agreement and Investor Questionnaire, investors have to submit these documents through ASM. Please tell us who evaluates the investor questionnaires to determine if an investor may participate in the offering. For example, we note the following statement on page 9 of the Investor Questionnaire "an Operations Manager with Alternative Securities Markets Group may contact you to discuss the risks associated with investing…"

5. We note that Alternative Securities Market's website currently displays an electronic version of this offering circular. Please amend your filing to include the language set forth in Rule 255 of Regulation A, including the caption "Preliminary Offering Circular," and confirm to us that any version available on your website will also reflect such changes. Furthermore, please provide your analysis of how the information posted on ASM's website regarding the company and the offering complies with Rule 251(d)(1)(ii) regarding offers after the Form 1-A offering statement is filed. Provide your analysis of how your actions are consistent with Section 5 of the Securities Act of 1933 to the extent you have not complied with Rules 251 and 255 of Regulation A.

6. We note your response to comment 2 of our prior letter. Please file your legal opinion as an exhibit.

7. We note your response to comment 3 of our prior letter. We did not find an exhibit titled "Preliminary Offering Cover Page" in the materials you submitted. Please explain.

Part I – Notification

Item 1. Significant Parties, page 2

8. We reissue our prior comment 8. Please clarify that Messrs. Zanetos and Kassouf are your only directors.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 4

9. We note your response to our prior comment 11. In your disclosure, you state that you will issue up to 2 million shares to ASM based on certain benchmarks. For example, "upon the successful capitalization of the Company to 20% of this offering" 20% of the escrowed shares, or 400,000 shares, would be released to ASM. First, please explain how dilution might affect the number of shares that would be issued to ASM. In other words, will the company be required to issue more or less shares to ASM based on dilution. Second, please revise your disclosure to eliminate the use of the term "successful capitalization." This term is jargon. Please specify whether the shares to be issued to ASM are dependent of the percentage of the total shares being offered.

10. Please provide a brief description of the reorganization between the company and Newshow Media, Inc. and the securities issued thereto and provide the disclosure required by Item 5(c) of Part 1 of Form 1-A.

11. Please provide a brief description of the material terms of the company's offering in reliance on Regulation S.

12. Please clarify when the shares were issued to and put into escrow for ASM, address the consideration for which they were issued and provide the disclosure required by Item 5(c) of Part 1 of Form 1-A.

Part II – Preliminary Offering Circular

Offering Circular Cover Page, page 8

13. We reissue prior comment 13. Please revise your cover page to focus on the information in Item 1 of Offering Circular Model B.

14. Please disclose how the 9% interest on your convertible preferred will be calculated and paid.

15. Please revise your offering circular cover page, disclosure throughout the offering circular and the subscription agreement to reflect this is a "minimum-maximum" offering whereby you are offering a minimum of 1,000 shares and maximum of 10,000 shares. Provide an exact date by which the offering will end, as required by Rule 10b-9 of the Exchange Act of 1934. As a further requirement of Rule 10b-9, clarify here and throughout the offering circular that if the minimum is not met by the specified date, you will return all funds to investors promptly.

Item 2. Distribution Spread, page 10

16. Please revise the table to reflect that the minimum for this offering is $100,000.

17. Disclose in a footnote to the table the amount of the expenses of the offering to be borne by the company, as required by Item 2(c) of Form 1-A.

Item 4. Plan of Distribution, page 20

18. Please explain to us in more detail how funds obtained from investors will be received, processed and managed. According to the instructions under "Method of Subscription" at page 2 of the subscription agreement filed as Exhibit A, investors should send a check "in the amount of the aggregate purchase price of the shares" should be sent to "Broadcast 3DTV, Inc. C/O: Alternative Securities Market Group…" In addition, in Section 1 of the User Agreement, it states that investor funds will "flow into a third-party escrow account for payment to the issuer." Please explain how checks received from investors will be processed and by whom. Further, please describe the material terms of this escrow account, including who established the account, the manner in which it is titled, who has authority over the account, the requirements for distribution or return of the funds and who is responsible for determining whether the terms of the escrow requirements have been met, and whether interest will be paid on this account.

19. Please revise the third sentence in the first paragraph to state that a maximum of $1,000,000 may be raised in this offering.

Financial statements, page 46

20. We reissue our prior comment 39. Refer to the Profit and Loss Statements on pages 47, 53 and 58. Please revise to include basic earnings/loss per share amounts pursuant to ASC 260-10-45.

21. We reissue our prior comment 40. Refer to the Statement of Shareholder's Equity on pages 50, 55 and 60. Please revise to ensure that the ending balance of Total Equity agrees to the amounts presented on the Balance Sheets for each of the periods presented.

22. We reissue our prior comment 42. Please provide an accounting policy for the capitalization of Startup Costs. The policy should explain the nature of the costs and the basis for capitalization of those costs.

23. We reissue a portion of our prior comment 43. Please describe the nature of the foreign currency exchange charge in 2014, due to the materiality of the amount.

24. We reissue a portion of our prior comment 44. We note that your bank account had a negative balance as of August 11, 2014. Please revise to include an accounting policy for cash overdrafts.

25. We reissue our prior comment 45. Please include a statement disclosing, if true, that in the opinion of management all adjustments necessary for a fair statement of results for

the interim period have been included. Also note, if true, that all such adjustments are of a normal, recurring nature. Otherwise, furnish supplemental information describing the other than normal adjustments. Refer to Regulation A, Form 1-A, Part F/S, (2).

Exhibits

Exhibit A

26. Please note that a subscriber must not be required to acknowledge he/she has "read," "reviewed" or "understood" all of the terms of the offering under the federal securities laws. Please revise your subscription agreement accordingly.

27. Please revise the subscription agreement to include prominently a statement informing subscribers that by making any representations, they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should note whether the company intends to assert the representations as a defense in any subsequent litigation. Please also revise your disclosure regarding the subscription agreement in the offering circular to reaffirm these points.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director